UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED

PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: AMG Pantheon Infrastructure Fund, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

680 Washington Boulevard, Suite 500

Stamford, Connecticut 06901

Telephone Number (including area code): 203-299-3500

Name and address of agent for service of process:

Mark J. Duggan

AMG Funds LLC

680 Washington Boulevard, Suite 500

Stamford, Connecticut 06901

With copies to:

Gregory C. Davis

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

and

Pantheon Ventures (US) LP

11 Times Square, 35th Floor

New York, NY 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒   No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Prides Crossing and the Commonwealth of Massachusetts, as of the 6th day of December, 2024.

AMG Pantheon Infrastructure Fund, LLC

By:	/s/ Garret Weston
Name:	Garret Weston
Title:	Initial Director

ATTEST:	/s/ Mark Duggan
Name: Mark Duggan
Title: Managing Director and Senior Counsel, AMG Funds LLC